Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
U.S.A.

October 20, 2005

Re:	Royal & Sun Alliance Insurance Group plc
Form 20-F for the fiscal year Ended December 31, 2004 File Number: 001-15146

Dear Mr. Rosenberg:

Thank you for your letter to our Chief Executive Officer, Andrew Haste, dated September 22, 2005, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”). As Chief Financial Officer of Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”), I will respond on Royal & SunAlliance’s behalf.

As requested in your letter, the numbered paragraphs below correspond to the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter (in italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP, as requested.

It is important to note that for our 2005 Form 20-F we will be transitioning from U.K. GAAP to International Financial Reporting Standards (“IFRS”). The introduction of IFRS will cause us to significantly amend a number of the disclosures in the Form 20-F. We therefore propose that where, in the following paragraphs, we have suggested the disclosure of additional background information, the additional disclosures be made as part of the 2005 Form 20-F along with the IFRS changes.

Form 20-F for the Fiscal year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 97

1. We note that you have conducted substantive restructuring of operations and that in 2004 you experienced significant negative cash flow of £1,581 million. Please include a discussion that will provide investors with a better understanding of the expected impact of your reorganization and restructuring programs on known trends, demands, commitments and uncertainties. For each major type of cost and reportable segment, discuss and quantify the expected effects on future earnings, cash flows and financial position resulting from these programs, including the aggregate costs expected to be incurred, cumulative amount incurred to date, future periods when material cash outlays are anticipated and whether ultimate cost savings may be offset by anticipated increases in other expenses or reductions in revenues. Include a description of any remaining insurance reserves related to your reorganization and restructuring programs and the expected impact on future operations and financial condition of known trends in claim frequency and severity related to these reserves.

Group response:

As disclosed on page F-97 of the Form 20-F, the U.S. basis of accounting shows a £1,581million net cash outflow for the year ended 31 December 2004. As set out in the table below, you can see that this reduction in cash balances arose primarily from the purchase of investments in the normal course of business and the inclusion of long term (life) policy holder cash flows, rather than as a direct consequence of any of the restructuring programs:

	£’m	Notes
Net shareholder cash inflow from operating activities	697	a
Taxation paid	(52)	a
Disposal of subsidiary undertakings	1,015	b
Net purchase of investments	(2,048)	c
Policy holder cash flows (life business)	(909)	d
Other	(232)	e

Reduction in cash balances: U.S. basis of accounting	(1,581)

Notes:

a)	The net shareholder cash flows from operating activities for the year ended 31 December 2004 were actually positive £697million. As disclosed on page F-15, this positive shareholder operating cash flow arose from both positive net cash flow from the property and casualty business of £288million and net inflows from the discontinued Life business of £409million. Net taxation paid amounted to £52million.

b)	In addition to the positive shareholder cash flows from operating activities, the Group received £1,015million net cash consideration from the disposal of subsidiary undertakings. A break down of the total proceeds received for disposals is included in note 25 on page F-50 (by subsidiary disposed of) and in note 42 on page F-65 (by type of asset disposed of).

c)	The Group used the positive shareholder operating cash flows together with the proceeds from disposals to purchase additional investments of £1,666 million as measured on a U.K. basis or £2,048million as measured on a U.S. basis. Details of the purchases and sales of investments are shown on page F-15 and in notes 38, 39 and 40 on pages F-61 to F-63.

d)	Policy holder cash outflows of £909million represent policy holder cash outflows from operating activities of £785million, and repayment of borrowings of £307million offset by investing activity of £183million. It should be noted that the policy holder cash outflows of £909million include the impact of a reduction in cash and equivalents from the disposal of life businesses of £1,100million.

e)	“Other” cash flows of £232million includes dividends paid on equity shares of £107million, net purchases of tangible assets of £103million, reduction in borrowings of £119million, servicing of finance of £93million, foreign exchange translation of £108million offset by the issue of new dated loan capital of £295million.

Taken together, we believe that this provides appropriate disclosure of the consolidated cash flows.

We also believe that we have included appropriate disclosure of the re-organisation and restructuring programs within the document. Pages 15 and 16 include an executive summary of the Group strategy and the restructuring programs that we have undertaken. Greater detail of each element of the restructuring programs is then discussed in more detail in the regional business overviews on pages 22 to 34. As noted in the Form 20-F the most significant elements of the restructuring are as follows:

Restructuring the U.S. operation. Details of the restructuring are given on pages 27 to 30. The operating results of the U.S. operation are shown on page 30. The net cash flows of the restructured U.S. operation are included within the positive shareholder operating cash flows of £697million.
A Group wide expense reduction program. The Group expense saving target of £270million, on an annualised basis is disclosed on page 15. As noted on page 15, the cost of achieving this expense saving target is expected to be approximately £300million incurred over the five year period ending 31 December 2006. Of this amount £241million was expensed during 2002 to 2004. The net cash flows of this program are included within the positive shareholder operating cash flows of £697million.
The sale of the life operations. Pages F-3 to F-10 show separately the results of the life operations for the three years to 31 December 2004 and note 40 on pages F-62 to F-64 shows the cash flows from the life operations over the last three years. The Group has now disposed of its material interests in the life businesses.

However, in order to provide additional information to the reader, we would propose to also include in the 2005 Form 20-F by major type of re-organisation cost the amount expected to be incurred, the amount incurred in the period and the cumulative amount incurred to date.

There are no insurance reserves directly related to the expense reduction program or the sale of the life businesses. We have included a discussion of the U.S. loss reserves in the response to comments 2 to 4.

Critical Accounting Policies, page 103

2. We believe your disclosure relating to U.S. GAAP critical accounting policies and estimates could be improved to include a discussion of the uncertainties in applying these accounting policies, the likelihood that materially different amounts would be reported under different conditions or using different assumptions and quantification of the related variability in operating results that you expect to be reasonably likely to occur. Focusing on your continuing businesses, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to the Instructions to Item 5 of Form 20-F.

Group response:

I will discuss each of the critical accounting policies in turn:

Loss Reserves (life)

As noted earlier, we have now disposed of our material interests in Life businesses.

Loss Reserves (property and casualty)

We have included a high level discussion of the uncertainties and judgements involved in the setting of loss reserves under the U.K. GAAP accounting policy section for “Technical Provisions”. More detailed descriptions of both the reserving process and most significant risk factors in the setting of loss reserves are included earlier in the Form 20-F, as described below. A more detailed description of the risk factors pertaining to loss reserves is included in Part I on pages 7 to 9. In particular this section covers:

The use of actuarial projections and estimates and the estimates inherent therein;
Significant variability factors such as loss cost inflation and changes in the legal environment;
Discussion of asbestos and environmental reserves in the U.K. and U.S., employer’s liability reserves in the U.K. and workers compensation reserves in the U.S. as being longer tail reserves with more inherent risks in the actuarial calculations;
Specific uncertainties attaching to asbestos and environmental reserves that are greater than those for other reserve classes;
Availability of asbestos data;
Proposed U.S. legislation regarding U.S. asbestos liability.

A more detailed description of the loss reserving process is included in Item 4 on page 40. Specifically this section covers:

The overall process for setting loss reserves;
The use of claims discounting;
The setting of equalisation reserves.

Item 4 also includes the loss development tables together with the discussion of reserve development for each accident year.

Given the above disclosures, we believe that the Form 20-F taken as a whole appropriately discloses both the key elements of the reserving process and the key risks in setting the appropriate level of loss reserves.

We do, however, propose to modify our disclosures in the 2005 Form 20-F, for ease of reference of the reader. The changes we propose to make in 2005 are as follows:

Firstly we will consolidate a greater level of the discussion of the reserving process and the significant reserving risks into the critical accounting policies section. Specifically we will include:

o	A description of the overall process for setting loss reserves;
o	The use of actuarial projections and estimates and the inherent uncertainties therein;
o	Significant variability factors such as loss cost inflation and changes in the legal environment;
o	Discussion of asbestos and environmental reserves in the U.K. and U.S. and workers compensation reserves in the U.S. as being longer tail reserves with more inherent risks in the actuarial calculations;
o	Specific uncertainties attaching to asbestos and environmental reserves.
We will tailor our discussion of the reserving process and the significant reserving risks to discuss each of the reserving segments shown below.
We will disclose the breakdown of the Group loss reserves between the primary reserving segments as follows:

	Commercial	Personal	Total
	£’m	£’m	£’m
U.K.	X	X	X
U.S.	X	X	X
Scandinavia	X	X	X
International	X	X	X

Total	X	X	X

As noted in the response to comment 4 below, approximately 90% of the increases in loss reserves relating to prior years in the period 2002 to 2004 has related to asbestos and the U.S. business. While we believe that there is already significant disclosure relating to these reserving segments (see in particular pages 7 to 9 and page 40), we intend to focus additional sensitivity analysis on those reserving segments. Specifically we intend to include quantified sensitivities relating to the following key assumptions:

o	U.S. workers compensation: loss development factors.
o	U.K and U.S. asbestos: case emergence rates.

We also intend to include a table of survival ratios (both paid and incurred) for asbestos risks written in both the U.K. and U.S., as we believe that this is the most appropriate and widely accepted measure of asbestos reserves. We have shown below an example of what the table would look like:

Asbestos Reserves
The technical provisions include £xxmillion (net of discount) for asbestos in the U.K. and U.S. These provisions can be analyzed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the proposed disclosure of asbestos provisions as at 31 December 2005 analysed by risk and survival ratio for U.K. and U.S.:

As at 31 December 2005	Total	UK risks written in UK	US risks written in UK	US risks written in US
Provisions	£m	£m	£m	£m
Net of re-insurance	x	x	x	x
Net of discount	x	x	x	x
Survival ratios – On payments
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x
Survival ratios – On notifications
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x

As at 31 December 2004
Provisions	£m	£m	£m	£m
Net of reinsurance	x	x	x	x
Net of discount	x	x	x	x
Survival ratios – On payments
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x

Survival ratios – On notifications
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x

As at 31 December 2003
Provisions	£m	£m	£m	£m
Net of reinsurance	x	x	x	x
Net of discount	x	x	x	x
Survival ratios – On payments
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x
Survival ratios – On notifications
(Gross of discount)
One year	x	x	x	x
Three year average	x	x	x	x

U.K. risks written in the U.K.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

We have used the U.K. Government Health & Safety Executive projections of probable numbers of future deaths from Mesothelioma, published in December 2003, as the basis to determine our U.K. reserves for future expected asbestos cases and applied this to our average cost, which is adjusted to allow for future inflation. The effect of using this data on our reserves is to increase the anticipated number of asbestos claims which are spread over an extended reporting period.

U.S. risks written in the U.K.

U.S. asbestos exposure arises from a variety of sources including London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through the London market and from participation in U.K. aviation pools.

Estimation on all areas of exposure is primarily based on a ground up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cash flows involved.

U.S. risks written in the U.S.

Claimants include both primary defendants and peripheral defendants. Primary asbestos defendants manufactured and distributed asbestos products and most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the primary defendant group. Some may have manufactured, distributed or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Re-insurance recoverables

We believe our 2004 Form 20-F includes substantial information on our re-insurance processes, the accounting process for providing for unrecoverable re-insurance, the risks associated with re-insurance recoverables, our credit watch process, the credit ratings of our major re-insurers and an analysis of the largest re-insurance recoverable balances by re-insurer. Specifically the document includes the following information:

Page 13 Risk Factors; includes a high level description of the use of re-insurance and the risk of our re-insurers being unable to meet their financial obligations.
Page 53 Information on the Company: Re-insurance; This section includes:
o	A high level description of the re-insurance process used by the Company;
o	A description of the recoverability risks associated with the re-insurance balances;
o	The Company’s process for selecting and monitoring those re-insurers with whom we do business;
o	A description of the criteria used to select re-insurers, including their credit rating;
o	Quantification of the amount of re-insurance treaty cessions by premium that were placed with re-insurers with a credit rating of at least A- or better;
o	An analysis of the top ten re-insurance premium placements made by the Company in 2004 by re-insurer, together with their credit rating;
o	An analysis of the top five re-insurance recoverable balances by re-insurer, together with information on their credit rating;
o	Quantification of the re-insurance provision for uncollectible re-insurance;
o	A description of the accounting process for provisioning for uncollectible re-insurance balances. To the extent that we believe that a re-insurer’s ability to pay in full is doubtful, full or partial provision is made.

We believe that the information currently in the Form 20-F, taken as a whole, appropriately discloses the uncertainties associated with accounting for re-insurance recoverables. For ease of reference of the reader, we do however intend to consolidate more of this information within the critical accounting policies section of the document for the 2005 Form 20-F filing.

Deferred Acquisition Costs

The critical accounting policy section currently includes a description of both the type of costs that are deferred as acquisition costs and the loss recognition testing. However, for the 2005 Form 20-F we would also propose to add the following to the critical accounting policy as follows:

“A number of estimates, such as anticipated losses and loss expenses, other costs and investment income and the related premiums, need to be projected and considered by management in determining the recoverability of deferred acquisition costs. Changes in these estimates which increase the anticipated losses, loss expenses or other costs or reduce investment income or premiums may impact the projected recoverability of our deferred acquisition cost asset requiring us to impair the asset. ”

Investments

Our 2004 Form 20-F already includes substantial information on the risks associated with investments and the judgements regarding impairment of investments. Specifically the document includes the following information:

Page 6 Risk factors; includes a description of the factors affecting the value of investments for both the shareholder and pension scheme assets. The section quantifies the affect of movements in both interest rates and equity markets on the value of the shareholder investment portfolio.
Page 35 Information on the Company: Worldwide Asset Management; this section discusses the operation of our investment portfolios in detail. Specifically the section includes:
o	A description of our asset management processes;
o	Analysis of investment income for both the general insurance and life businesses;
o	A description of our investment strategy;
o	Analysis of the value of our investment portfolios for both the general insurance and life businesses by type of investment;
o	Analysis of our fixed income portfolios by both duration and credit rating;
o	Description of our equity and other variable yield securities;
o	Description of the real estate portfolio, including quantification of the Group occupied properties.
Page 104 U.S. GAAP critical accounting policies; includes a description of the management process to determine the necessity of recording impairment losses. Management regularly reviews its fixed maturity and equity security portfolios to evaluate the necessity for recording impairment losses. A number of factors are considered in this process including whether a decline is substantial, the length of time the fair value has been less than cost (generally 6 months), current economic conditions and the financial condition and near term prospects of the issuer.
Page 136-137 Market Risk; includes quantified sensitivities on the impact on net assets of movements in interest rates, equity markets, property markets and currency markets.
Page F-107; includes a description of the criteria considered in determining the necessity of recording impairment losses.

We believe that the information currently in the Form 20-F, taken as a whole, appropriately discloses the uncertainties associated with accounting for the investment portfolio. For ease of reference of the reader, we do however intend to consolidate more of this information within the critical accounting policies section of the document for the 2005 Form 20-F filing.

Reserve for contingencies

The critical accounting policies on page 104 describe the process for recording a contingency reserve. A reserve for contingency is established when the future event is probable and its impact can be reasonably estimated. The document also contains significant disclosures on the specific contingencies facing the Company. For example it includes the following:

Page 11 Risks; includes a discussion of the significant legal proceedings we are involved in. This section specifically discusses the litigation and potential outcomes of the litigation relating to Student Finance Corporation and the insurance losses associated with the terrorist actions of September 11, 2001;
Pages 127 to 129 Item 8 Legal Proceedings; includes a more detailed discussion of the litigation relating to both Student Finance Corporation and the World Trade Center. The discussion includes both detail on the amounts claimed under the lawsuits and a description of the litigation process and potential outcomes;
Pages F28-F29; also includes a detailed discussion of the litigation relating to both Student Finance Corporation and the World Trade Center.

3. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objectives of Management’s Discussion and Analysis and the Instructions to Item 5 of Form 20-F. We believe your disclosure regarding losses and loss expenses could be improved to include an explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please disclose the following information for each of your lines of business.

Group response:

As noted in the response to comment 2 above, we believe that our existing disclosures around the uncertainties and judgments in the reserving process are, taken as a whole, appropriate. However, for ease of reference of the reader, we would propose to make the following additional disclosures in the 2005 Form 20-F:

•	Disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

We will include a breakdown of loss reserves by significant reserving segment (by region, split by personal and commercial). See proposed table on page 4 of this letter.

•	You state that loss reserve estimation techniques include “projections given by various methodologies to assist in setting the range of possible outcomes.” Quantify this range at each balance sheet date.

The “range of possible outcomes” referred to on page F-24 of the Form 20-F is designed to select the most appropriate best estimate from a variety of possible outcomes and is not a range of best estimates. For clarification purposes, in the 2005 Form 20-F we will replace the current sentence with a more detailed description of our policy as set out in the paragraph below:

“The Company’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each method to the individual circumstances of the reserve class and underwriting year. The projections given by various methods include (but are not limited to) incurred development or methods, paid development methods, paid Borhuetter Ferguson methods, incurred Borhuetter Ferguson methods and loss ratio methods. This process is designed to select the most appropriate best estimate. The Company does not derive statistical loss distributions or confidence levels around its reserving estimates and as a result does not have reserve range estimates to disclose.”

•	Discuss the key assumptions and corroborative evidence used to arrive at management’s best estimate of loss reserves within this range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

As noted above, we do not derive statistical loss distributions or confidence levels around reserving estimates and as a result do not have reserve range estimates to disclose. The reserving process is designed to select the most appropriate best estimate and is not designed to give a range of best estimates.

The Form 20-F does include disclosures within Part I on page 7 and Part IV on page 40 regarding the process and risk factors associated with the reserve setting process. A number of the key variability factors that form part of the reserving judgments are discussed in these sections including:

Trends in loss severity
Basis of liability
General economic conditions
Future loss cost inflation
Length of reporting delays
Legal issues on policy coverage
Changes in claims handling procedures
Judicial trends
Recoveries for salvage and subrogation

However, as noted above, in our 2005 Form 20-F we intend to consolidate this data within the critical accounting policies section.

•	For each of your longer-tail businesses, such as workers’ compensation and asbestos coverage, provide more insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, includes the following:
a.	the number of claims pending at each balance sheet date;
b.	the number of claims reported for each period presented;
c.	the number of claims dismissed, settled, or otherwise resolved for each period;
d.	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
e.	the total settlement amount for each period;
f.	the cost of administering the claims;
g.	emerging trends that may result in future reserve adjustments.

A detailed description of the risk factors pertaining to long tail loss reserves is included in Part I on pages 7 and 8. In particular this section covers:

Discussion of asbestos and environmental reserves in the U.K. and U.S. and workers compensation reserves in the U.S. as being longer tail reserves with more inherent risks in the actuarial calculations;
Specific uncertainties attaching to asbestos and environmental reserves that are greater than those for other reserve classes;
Availability of asbestos data.;
Proposed U.S. legislation regarding U.S. asbestos liability.

As noted above in the response to comment 2, in the 2005 Form 20-F we will add additional sensitivity analysis on the long tail reserving segments. Specifically we intend to include quantified sensitivities relating to:

U.S. workers compensation: loss development factors;
U.K. and U.S. asbestos: case emergence rates.

Additionally, for U.S. workers compensation we will include the following information in the 2005 Form 20-F filing:

The number of claims pending at each of the last 3 balance sheet dates;
The number of claims paid during each of the last 3 years;
The number of claims reported during each of the last 3 years;
The aggregate amount paid for each of the last three years.

For asbestos in both the U.K. and U.S. we also intend to include a table of survival ratios (both paid and incurred) for asbestos risks written in both the U.K. and U.S. (see response to comment 2 above). We believe that the full disclosure of paid and incurred survival ratios will provide the reader with a meaningful analysis of the trends and uncertainties within the asbestos reserving process.

4. We note that you omitted certain disclosures relating to the significant increases in your estimates of loss reserves recorded in prior years. Given the magnitude of these changes and your reorganization and restructuring programs, we believe that expanded disclosure would benefit investors and is consistent with the objectives of Item 5 of Form 20-F. For each of these changes in estimate, please disclose the following information by line of business. Distinguish between changes in estimate related to your discontinued and continuing businesses.

•	Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain and quantify offsetting changes in estimate increase and decrease the loss reserve.
•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
•	Identify the changes in key assumptions you made to estimate the reserve since the last reporting date.
•	Explain why recognition was not required in earlier periods.
•	Describe any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with these trends.

Group response:

We believe that we have included substantial disclosures on the amount, nature and causes of increases in loss reserves in the 2004 Form 20-F and in previous Form 20-F filings. All of our property and casualty loss reserves relate to continuing business, although some relates to the U.S. business which has been substantially restructured. Within the 2004 Form 20-F we included the following information:

Page 7: Risk factors; discusses the 2004 review of our U.S. loss reserves and strengthening relating to workers compensation and specialty and core segments;
Page 40: Property and Casualty Reserves; discusses the 2003 loss reserve review performed by Tillinghast-Towers Perrin and the subsequent increases in loss reserves for asbestos and workers compensation. Page 40 also discusses the 2004 U.S. loss reserve review:
Page 43: Loss Development; discusses the adverse development recorded in each of the last years. For example for 2004, the paragraph includes disclosure on:
o	Asbestos emergence in the U.K. of £148million following the publication of revised data for mesothelioma deaths. The increase arose from the adoption of the latest U.K. Health and Safety Executive data tables which indicated a higher incidence of asbestos claims.
o	Workers Compensation reserve increases of £95million following the fourth quarter detailed review.
Page 49: Asbestos and environmental loss tables; discusses increases in reserves for asbestos and environmental over the last 8 years.

The following table summarises the adverse development shown in the last 3 annual filings:

	Prior Year Adverse Reserve Development
Financial Year	U.K. £’m	U.S. £’m	Scandinavia £’m	International £’m	Australia £’m	Total £’m
2002	147	406	35	121	25	734
2003	75	617	20	18	—	731
2004	174	156	32	(24)	—	338

Total	396	1,179	87	115	25	1,803

Asbestos	428	190	—	2	18	637
Non-asbestos	(32)	989	87	113	7	1,165

During the period from 2002 to 2004 approximately 90% of the reserves increases are attributable to asbestos or the U.S. business. In aggregate the remaining adverse development is of a relatively minor nature.

We believe that we have included extensive disclosures on both the nature and risks of the asbestos reserves and the nature and risks of the U.S. business in both the 2004 and prior Form 20-F documents. In the 2004 Form 20-F this is included on pages 7 to 10, 27 to 30, 40 to 50, and 88 to 91.

While we have already included a description of the amount and nature of the increases in loss reserves, in the following paragraphs we have added some additional background information on the accident years to which the change in estimates relate and some additional background on the new events that occurred that led to the change in estimate, which we would propose to include in our 2005 Form 20-F filing:

2004

The adverse development of £338million for 2004 was mainly due to reserve strengthening in the United Kingdom of £174million and in the United States of £156million.

The reserve strengthening of £174million in the U.K. all arose in accident years 1995 and prior and primarily related to U.K. asbestos reserves. In preparing our U.K. asbestos reserve estimates we use U.K. Health and Safety Executive data tables. During 2004 we adopted the latest and updated data tables which indicated a higher incidence of asbestos claims but which were spread over a longer period.

The reserve strengthening of £156million in the U.S. primarily related to accident years 2003, 2000 and 1995 and prior. Of the £156million, £95million related to strengthening of reserves for workers compensation. Following the adoption of a more consistent approach to claims handling practices across the group, resulting in more consistent data for analysis, and higher than expected medical inflation, workers compensation claims emergence in 2004 was higher than that previously expected.

2003

The adverse development of £731million in 2003 primarily arose from reserve strengthening in the U.S. of £617million and the U.K. of £75million.

Of the £617million reserve strengthening in the U.S., £491 million arose in accident years 1999 to 2001. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and general liability following the completion of a review of loss reserves by Tillinghast – Towers Perrin (“Tillinghast”). The review by Tillinghast established that actual claims emergence across the asbestos, workers compensation and general liability lines of business was running higher than that assumed within our previous loss reserve estimates.

The reserve strengthening of £75million in the U.K. primarily arose in accident years 1995 and prior, 1998 and 2000 offset by reserve decreases in 2001 and 2002. The reserve increases primarily related to increases in asbestos reserves following the completion of the review by Tillinghast. The review by Tillinghast established that actual claims emergence on asbestos reserves was running higher than that assumed within our previous loss reserve estimates.

2002

The adverse development of £734million in 2002 primarily arose from reserve strengthening in the U.S. of £406million, in the U.K. of £147million and in International of £121million.

The reserve strengthening of £406million in the U.S. primarily arose in accident years 1995 and prior, 1999 and 2001. The reserve strengthening in the U.S. was mainly due to increases in asbestos, workers compensation and auto liability. An asbestos reserve review was undertaken by the Group in 2002 where the latest information projected a higher number of claims than had previously been assumed. Asbestos reserves in the U.S. were increased by £106million (before discounting). The remaining reserve increases of £300million primarily related to workers compensation and auto liability and were largely caused by higher than expected claims inflation.

The reserve strengthening of £147million in the U.K. primarily arose in accident years 1995 and prior and 1998 to 2001. The reserve increases primarily related to increases in asbestos and auto liability reserves. The increase in asbestos reserves of £101million (before discounting) followed the findings of the internal asbestos review noted above. The increases in auto liability reserves arose after the emergence of higher losses after an increase in the number of younger drivers being insured.

The reserve strengthening of £121million in International primarily arose in accident years 1995 and prior, and 1999 to 2001. The reserve increases primarily related to auto liability reserves and arose due to higher than expected claims inflation.

For ease of reference we have included a selection of the existing disclosure on reserve strengthening from the 2004 Form 20-F as an appendix to this letter. We believe these disclosures in combination with our proposed changes for the 2005 Form 20-F as indicated above, provide appropriate disclosures about the changes in our loss reserves.

Item 18. Financial Statements

Note 48. Summary of Differences between U.K. and U.S. Generally Accepted Accounting Principles, page F-75

5. We note that in your reconciliation from U.K. GAAP to IFRS at December 31, 2004 in your Form 6-K dated 16 August 2005, Exhibit 99.2 Interim Results – 15 August 2005, you reclassify insurance contracts that do not contain significant insurance risk as financial contracts or derivatives. We were unable to determine whether a corresponding adjustment had been made in your reconciliations from U.K. GAAP to U.S. GAAP in your 2004 Form 20-F. Please tell us where this adjustment is located in your reconciliation to U.S. GAAP or explain to us the basis for your conclusion that such an adjustment was not required in your reconciliations from U.K. GAAP to U.S. GAAP.

Group response:

A corresponding adjustment was made in the 2004 Form 20-F to reclassify certain contracts which are treated as insurance contracts under U.K. GAAP but which require reclassification under U.S. GAAP as they do not contain significant insurance risk. The reclassification adjustment was included within the Investments (note E) item on page F-75 and was discussed within paragraph 3 of Note E on page F-82.

Note 50. Additional U.S. GAAP Disclosures, page F-97

6.     We note that your U.K. GAAP operating segment disclosure in Note 45 includes a profitability measure, “group operating result (based on longer term investment return)” and the corresponding segment financial measure. These profitability measures exclude a number of recurring items that appear to be important to the segment performance assessments and resource allocations made by your chief operating decision maker. Your description on page F-67 does not indicate whether or how your chief operating decision maker utilizes these profitability measures. Please explain to us your basis for concluding that these U.K. GAAP segment disclosures meet the requirements of paragraphs 29-30 of SFAS 131. Otherwise, provide segment disclosures in Note 50 that conform to the SFAS 131 guidance.

Group response:

Our Group Chief Executive Officer uses group operating result to measure the financial performance of our segments. As explained on page 3 of the Form 20-F, Group operating result excludes the following unallocated corporate items: the change in equalization provisions, amortization of goodwill (including goodwill in acquired claims provisions), amortization of the value of acquired long term (life) business, premium paid on the redemption of our convertible bonds, dated loan capital interest and reorganization costs (including losses on terminated business) and short term investment fluctuations. It also excludes the profit or loss on disposal of subsidiaries and branches.

The above items are excluded as we consider that the exclusion of these unallocated corporate items leads to a better understanding and assessment of the results of our operations. Our own formal internal performance reviews and executive information packs focus on regional/segment results at a group operating result level. Our Group Chief Executive Officer utilizes group operating result in his decision making. Accordingly we consider our segment disclosures are in accordance with paragraphs 29-30 of SFAS 131.

7. Your disclosure in Note 31 indicates continuing reorganization and integration charges. Please add disclosure to Note 50 to include information required by paragraphs 44 and 47 of SFAS 144 and paragraph 20 of SFAS 146 or tell us why these disclosures are not required.

Group response:

The reorganisation and integration provisions disclosed in Note 31 on page F-57 relate mainly to severance and property costs in connection with our performance improvement program in our U.K. business and the restructuring of our U.S. business. Of the £126million of costs charged in 2004 per note 31, £60million related to our U.K. business and £59million related to our U.S. business.

Further discussion of our reorganization and integration costs is provided in Note 4 on pages F-32 and F-33. In order to provide additional information to the reader, we would propose to also include in the 2005 Form 20-F by major type of re-organisation cost the amount expected to be incurred, the amount incurred in the period and the cumulative amount incurred to date

We consider that the disclosures above meet the requirements of paragraph 20 of SFAS 146. The disclosures required in accordance with paragraphs 44 and 47 of SFAS 144 relate to entities that have been disposed of, or entities that are classified as held for sale, and accordingly we believe no additional U.S. GAAP disclosures are required within Note 50.

8. We note that you sold most of your U.S. property casualty businesses to Travelers Indemnity Company through a renewal rights transaction and negotiated a number of other renewal rights arrangements. However, it appears that you provide no further explanation or analysis of these transactions in your filing. Given the ongoing risks associated with the U.S. market, evidenced by the magnitude of your recent losses, we believe that additional disclosure about these transactions is necessary. Please add disclosure to Note 50 that explains the primary terms of these arrangements, including as applicable consideration received (or paid), recorded gain or loss, expected impact on future operating results from the businesses subject to these renewal rights transactions, ongoing servicing obligations, associated reinsurance arrangements, adequacy of related insurance reserves retained by the Company and related contingent obligations or guarantees. Describe how you accounted for these arrangements with references to applicable U.S. GAAP technical literature. Include a discussion in Item 5. Operating and Financial Review and Prospects that will provide investors with a better understanding of how these arrangements are likely to impact future operating results and cash flow.

Group response:

Given the disposal to Travelers Indemnity Company (“Travelers”) took place in September 2003 and in light of the disclosures made within the 2003 Form 20-F we consider that the key features of the transaction have been appropriately disclosed to investors. On page 35 of our 2003 Form 20-F we set out the key points in relation to the disposal of renewal rights to Travelers and other renewal rights disposals. The relevant paragraph is appended below for ease of reference:

     “As indicated above, our U.S. operation announced the sale of the renewal rights for the majority of its U.S. businesses to Travelers in September 2003. Business lines included in the sale were the standard preferred personal lines, risk management casualty and domestic property, marine and middle market segments. In 2002, net written premiums for these businesses were $1.5 billion. The U.S. operation is retaining current policies inforce until renewal or replacement of coverage, as well as all liabilities associated with the policies. Travelers began renewals on commercial businesses on September 4, 2003, and commenced renewals on standard & preferred accounts on January 1, 2004. Developments since the Travelers transaction announcement include the sale of renewal rights of the risk management global property, DPIC, (the professional liability business for architects and engineers) and Grocers businesses and the transfer of our insurance service groups for multinational accounts of Japanese insurers.”

On page 12 of our 2003 Form 20-F, and repeated on page 10 of our 2004 Form 20-F, we further set out the key features of the sale of the renewal rights to Travelers, including discussion on the adequacy of insurance reserves, within the section under the heading “Our restructuring plans in the United States are subject to particular risks”. For ease of reference the relevant paragraph is appended below.

     “In connection with the sale in September 2003 to Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corp, of the renewal rights for our standard personal lines portfolio and the majority of our commercial lines, we will remain responsible for the liabilities of such businesses written prior to the sale. The sale of renewal rights transfers to the purchaser the right to renew existing policies when they come up for renewal. Liabilities for claims incurred prior to the end of the current policy term will be borne by us. As such, we will retain the assets matching these insurance liabilities and the related reserves with respect to these lines of business. However, to the extent that our reserves are insufficient to cover future claims relating to the period prior to the sale, we will have to increase them. This could have a material adverse effect on our results of operations, financial condition and cash flows.”

On page 18 of our 2003 20-F we discussed the impact on our operating results of the sale of the renewal rights to Travelers and of the other renewal rights disposals. For ease of reference the relevant paragraphs are appended below.

     “The restructuring of our U.S. operations included the sale in September 2003 of the renewal rights for our standard personal lines business and the majority of our commercial lines business to The Travelers Indemnity Company, a subsidiary of Travelers Property Casualty Corporation. In 2002 these portfolios accounted for net premiums written of $395 million and $1,172 million respectively. In 2003 these portfolios accounted for net premiums written of $435 million and $700 million respectively.

During the remainder of 2003 we negotiated a number of other renewal rights arrangements, reducing our ongoing net premiums written in the United States by a further $200 million. Our remaining business in the United States principally consists of our non-standard automobile business which produced strong results in 2003 with a combined operating ratio of 94.1%. We anticipate that our ongoing premium level in the United States will be around $500 million per year.”

On page F-51 of our 2003 Form 20-F we discussed the recorded U.K. GAAP gain on the disposal of U.S. businesses including the Travelers sale. For ease of reference the relevant paragraph is appended below.

     “The Group disposed of its interests in Royal Specialty Underwriting Inc on June 9, 2003 and Landmark American Insurance Company on September 30, 2003 and on August 31, 2003 sold certain U.S. renewal rights to the Travelers Group. These transactions generated proceeds, net of costs of £92m and generated an exceptional pre tax profit of £71m.”

In note V on page F-136 of our 2003 Form 20-F we set out the aggregated reported loss on disposal under U.S. GAAP which includes the disposal of Travelers.

Accordingly given the disposal to Travelers took place in September 2003 and in light of the above disclosures made within the 2003 Form 20-F we consider that the key features of the transaction have been appropriately disclosed to investors.

As requested, on Royal & SunAlliance’s behalf, I hereby acknowledge that:

(a)	Royal & SunAlliance is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
(c)	Royal & SunAlliance may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter please do not hesitate to contact me on +44 207 111 7117.

Yours sincerely,

George Culmer
Chief Financial Officer

Appendix

Disclosure on reserve strengthening included in 2004 Form 20-F

Risk Factors
Page 7
Our loss reserves may not adequately cover our actual losses
“During the fourth quarter 2004 we undertook a detailed review of reserves held by our U.S. business and, in line with others in the industry, identified the need to strengthen our U.S. loss reserves. We consequently strengthened these loss reserves by £160 million. Of the strengthening £95 million related to workers’ compensation business with the balance across a number of lines including specialty and core segments.”

Property and casualty reserves
Page 40
“In September 2003, we published the results of a review of our net loss reserves carried out by Tillinghast-Towers Perrin (‘‘the Tillinghast Review’’). This review found that our loss reserves at June 30, 2003 were within a reasonable range. However, as the loss reserves were below the Tillinghast best estimate and given the continued uncertainty in relation to asbestos and environmental claims and workers’ compensation claims, we increased our net loss reserves by £563 million.
During the fourth quarter 2004 we undertook a detailed review of reserves held by our U.S. business and, in line with others in the industry, identified the need to strengthen our U.S. loss reserves. We consequently strengthened these loss reserves by £160 million. Of the strengthening £95 million related to workers’ compensation business with the balance across a number of lines including specialty and core segments.”

Page 43
“The adverse loss reserve development for 2004 was mainly due to reserve strengthening for asbestos in the United Kingdom following publication of revised estimates for future mesothelioma deaths and workers’ compensation in the United States following the fourth quarter 2004 detailed review. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above. Of the £338 million 2003 cumulative deficiency reported, £148 million relates to U.K. asbestos reserves and arose from the adoption of the latest U.K. Health & Safety Executive data tables which indicated a higher incidence of claims, but over a longer period. Under our U.K. GAAP accounting policy we are required to discount these additional reserves.

The adverse loss reserve development for 2003 was mainly due to reserve strengthening for asbestos, general liability and workers’ compensation in the United States and asbestos in the United Kingdom. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above.

The adverse loss reserve development in 2002 was mainly due to the reserve strengthening for asbestos in the United Kingdom and the United States, as well as reserve increases for workers’ compensation in the United States, automobile liability claims in the United Kingdom, the United States, Canada, Ireland and Sweden and various other liability classes around the world. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for all years shown in the table above.

The adverse loss reserve development in 2001 was mainly due to the reserve strengthening for asbestos in both the United Kingdom and United States, reserving for the discontinued London Market business and an increase in U.S. workers’ compensation reserves partially offset by a change in estimate of discount on workers’ compensation reserves as discussed in ‘‘Item 5–Operating and Financial Review and Prospects’’. These increases in reserves, in particular the reserves for asbestos, have incident dates going back a number of years and so have impacted the cumulative redundancy/(deficiency) for 2001 and all prior years shown in the table above.”

“Other than for the issues discussed above, we have had no material reserve strengthening or releases, nor have we noted any exceptional trends in our claims development in the nine years preceding 2004.”

“As with other claims reserves, A&E reserves are subject to regular internal review and updating. It is our practice to periodically subject reserves to independent actuarial review and in 1996 following a comprehensive review by an independent actuarial consulting firm, A&E reserves in the United States were strengthened by £117 million and in the United Kingdom by £25 million. Our A&E reserves in the United States were reviewed by independent actuaries in 1999 and our overall level of claims reserves were in the range indicated by the actuaries. Asbestos reserves on inbound reinsurance business in the United Kingdom were reviewed by consulting actuaries in 1999. Resulting from this and other reviews, we released gross reserves of £40 million. The net impact of this release after reinsurance was £6 million. The asbestos reserves were reviewed by independent actuaries in 2001 and, before the impact of discounting the reserves, increased by £200 million in the United Kingdom and by £171 million in the United States. Reviews carried out on asbestos reserves on behalf of the Group during 2002 confirmed that the existing provisions were within the range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of this, reserves were strengthened by £101 million before the effect of discounting in the United Kingdom and by £106 million before the effect of discounting in the United States. Asbestos reserves were also strengthened in Australia. U.S. asbestos reserves were further strengthened by £80 million before the effect of discounting following publication of the Tillinghast Report in 2003. United Kingdom asbestos reserves were increased by £179 million before the effect of discounting to move the reserves further up the range of possible outcomes. In 2004 asbestos reserves in the United Kingdom were strengthened by £148 million before the effect of discounting, following publication of revised estimates for future mesothelioma deaths.”